                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (FINAL AMENDMENT)*

                      Technical Communications Corporation
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

                                 M. Mahmud Awan
                        TechMan International Corporation
                               240 Sturbridge Road
                       Charlton City, Massachusetts 01506
                                 (508) 248-3211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 19, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:

 2. Check the Appropriate Box if a Member of a Group: (a) / / (b) /X/

 3. SEC Use Only

 4. Source of Funds: PF

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

 6. Citizenship or Place of Organization: USA

 7. Sole Voting Power: 199,028 shares

 8. Shared Voting Power: 0 shares

 9. Sole Dispositive Power: 199,028 shares

10. Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 199,028 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13. Percent of Class Represented by Amount in Row (11): 15.5%

14. Type of Reporting Person: IN



 1. Name of Reporting Person: Philip A. Phalon
    SS or IRS Identification Number of the Above Person:

 2. Check the Appropriate Box if a Member of a Group: (a) / / (b) /X/

 3. SEC Use Only

 4. Source of Funds: PF

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

 6. Citizenship or Place of Organization: USA

 7. Sole Voting Power: 2,250 shares

 8. Shared Voting Power: 0 shares

 9. Sole Dispositive Power: 2,250 shares

10. Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13. Percent of Class Represented by Amount in Row (11): 0.2%

14. Type of Reporting Person: IN



 1. Name of Reporting Person: Robert B. Bregman
    SS or IRS Identification Number of the Above Person:

 2. Check the Appropriate Box if a Member of a Group: (a) / / (b) /X/

 3. SEC Use Only

 4. Source of Funds: PF

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

 6. Citizenship or Place of Organization: USA

 7. Sole Voting Power: 2,700 shares

 8. Shared Voting Power: 0 shares

 9. Sole Dispositive Power: 2,700 shares

10. Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13. Percent of Class Represented by Amount in Row (11): 0.2%

14. Type of Reporting Person: IN



 1. Name of Reporting Person: William C. Martindale, Jr.
    SS or IRS Identification Number of the Above Person:

 2. Check the Appropriate Box if a Member of a Group: (a) / / (b) /X/

 3. SEC Use Only

 4. Source of Funds: PF

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

 6. Citizenship or Place of Organization: USA

 7. Sole Voting Power: 10,000 shares

 8. Shared Voting Power: 67,000 shares

 9. Sole Dispositive Power: 10,000 shares

10. Shared Dispositive Power: 67,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: /X/

13. Percent of Class Represented by Amount in Row (11): 6.0%

14. Type of Reporting Person: IN


ITEM 1.       SECURITY AND ISSUER.

This statement amends a Schedule 13D filed by M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "13D Group"), dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998, Amendment No. 4 dated June 15, 1998, Amendment No. 5 dated June 19, 1998,

Amendment No. 6 dated July 6, 1998, Amendment No. 7 dated July 7, 1998, Amendment No. 8 dated July 10, 1998, Amendment No. 9 dated July 14, 1998, Amendment No. 10 dated August 11, 1998, Amendment No. 11 dated August 18, 1998, Amendment No. 12 dated September 9, 1998, and Amendment No. 13 dated September 15, 1998 (collectively, the "Amended Schedule 13D"), in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742.

         The purposes of this Final Amendment are to report (i) purchases of shares of Common Stock by members of the 13D Group since the 13D Group's most recent filing on Schedule 13D and (ii) that the 13D Group may no longer be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Prior disclosure in the Amended Schedule 13D inconsistent with this statement is hereby superseded.

         Items 4 and 5 of the Amended Schedule 13D are hereby amended to add the following:

ITEM 4.       PURPOSE OF TRANSACTION.

         On November 20, 1998, the Company announced the settlement of shareholder litigation initiated by Philip Phalon and Dr. Mahmud Awan, which had been pending in Middlesex County, Massachusetts Superior Court since February 1998. The Company also announced the simultaneous settlement of litigation regarding the tabulation of voting results of the Company's 1998 annual stockholders meeting held August 14, 1998 (the "1998 Stockholders Meeting"). In connection with the settlement of these matters, Dr. Awan and Mr. Mitchell Briskin were deemed elected at the 1998 Stockholders Meeting. Additionally, Mr. David Brown was appointed to the Company's Board of Directors, filling the Board seat held by Mr. Herbert Lerner, who along with Mr. Philip Phalon, resigned from the Board. Dr. Awan is serving as Chairman of the Board and President Carl H. Guild, Jr. is serving as Vice-Chairman of the Board and the Company's Chief Executive Officer, each to serve until the later of October 1, 2000 or such date as their respective successors are elected and qualified. The Board now consists of Mr. Guild, Mitchell Briskin, Donald Lake, Thomas Peoples, David Brown and Dr. Awan. The Company's Board will remain classified, with each director serving a staggered term.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Below is a list of purchases of shares of Common Stock by the members of the 13D Group since September 15, 1998, the date of the group's most recent filing on Schedule 13D, all of which were effected through ordinary brokerage transactions n the Over-the-Counter-Market.

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                                 M. Mahmud Awan

        DATE                    NO. OF SHARES           AVERAGE PRICE PER SHARE
        ----                    -------------           -----------------------

September 25, 1998                   1000                        4.625
September 28, 1998                    500                        4.500
September 28, 1998                    500                        4.500
September 28, 1998                    500                        4.625
September 29, 1998                    100                        4.500
September 30, 1998                   1000                        4.500
October 1, 1998                       500                        4.500
October 1, 1998                       200                        4.500
October 2, 1998                       100                        4.625
October 5, 1998                       200                        4.500
October 5, 1998                       200                        4.500
October 6, 1998                       200                        4.625
October 7, 1998                       200                        4.375
October 7, 1998                       200                        4.375
October 7, 1998                       200                        4.375
October 7, 1998                       200                        4.375
October 7, 1998                       200                        4.625
October 8, 1998                       200                        4.500
October 8, 1998                       200                        4.625
October 8, 1998                       200                        4.750
October 8, 1998                       200                        4.750
October 8, 1998                       200                        5.125
October 9, 1998                       100                        4.500
October 9, 1998                       100                        4.500
October 12, 1998                      200                        4.188
October 12, 1998                      100                        4.500
October 13, 1998                      100                        4.250
October 13, 1998                      100                        4.250
October 13, 1998                      100                        4.250
October 13, 1998                      100                        4.250
October 13, 1998                      100                        4.375
October 14, 1998                      100                        4.250
October 15, 1998                      100                        4.375
October 16, 1998                      100                        4.125
October 16, 1998                      100                        4.125
October 16, 1998                      100                        4.375
October 19, 1998                      100                        4.250
October 26, 1998                      100                        4.750
October 30, 1998                      100                        4.375
November 5, 1998                      100                        4.625
November 9, 1998                      100                        4.625
November 10, 1998                     100                        4.500
November 12, 1998                     100                        4.313
November 18, 1998                     100                        4.250



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Dr. Awan beneficially owns 199,028 shares of Common Stock (of which 118,850 are owned by Dr. Awan individually and 80,178 are owned of record by TechMan International Corporation, which is wholly owned by Dr. Awan); Mr. Phalon beneficially owns 3,750 shares of which 1,000 are owned directly and 2,750 are issuable upon currently exercisable stock options; Mr. Bregman beneficially owns 2,700 shares (which are owned of record by his wife, Susan J. Pape, and with respect to which Mr. Bregman has voting and dispositive power); and Mr. Martindale beneficially owns 10,000 shares and controls the voting of an additional 67,000 shares (as to which he disclaims beneficial ownership). The 13D Group beneficially owns in the aggregate of 282,478 shares representing approximately 22.0% of the Common Stock of the Company (based upon 1,283,238 shares of Common Stock outstanding as reported in the Company's 10-Q for the quarter ended June 27, 1998).

         Hereinafter, the members of the 13D Group may no longer be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act, and the provisions of Rule 13d-5(b)(1) under the Act no longer apply to the members of the 13D Group, and none of the 13D Group members may be deemed to beneficially own any equity securities of any other 13D Group member by virtue of that rule. Further, each 13D Group member disclaims beneficial ownership of the Common Stock held by the other 13D Group members. Consequently, all subsequent filings required by Section 13(d) of the Act will be made on an individual basis.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The settlement agreement and standstill agreement executed by the Company and members of the 13D Group in connection with the settlement of the above described litigation set forth mutual full releases as to the litigation and also include provisions requiring (i) the Company to reimburse the 13D Group's expenses in payments aggregating $395,000, (ii) the dissolution of the 13D Group, and (iii) the former proxy contestants to abide by certain standstill provisions until October 1, 2000.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Standstill Agreement, dated November 19, 1998, by and among the Company and the members of the 13D Group.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1998                              /S/ M. MAHMUD AWAN
                                                     -------------------------
                                                     M. Mahmud Awan


                                                     /S/ PHILIP A. PHALON
                                                     -------------------------
                                                     Philip A. Phalon


                                                     /S/ ROBERT B. BREGMAN
                                                     -------------------------
                                                     Robert B. Bregman


                                                     /S/ WILLIAM C. MARTINDALE
                                                     -------------------------
                                                     William C. Martindale

                                                       EXHIBIT A TO SCHEDULE 13D


                              STANDSTILL AGREEMENT

                  This Standstill Agreement, by and among Technical Communications Corporation, a Massachusetts corporation (the "Company"), M. Mahmud Awan, an individual ("Awan"), Philip A. Phalon, an individual ("Phalon"), Robert B. Bregman, an individual ("Bregman"), William C. Martindale, an individual ("Martindale") is dated as of November 19, 1998.

                  WHEREAS, Messrs. Awan, Phalon, Bregman, and Martindale (together, the "13D Group")have been acting as a group in connection with their stock ownership of the Company, as more fully described in the Schedule 13D filed by them;

                  WHEREAS, the Company and the 13D Group have been in litigation regarding certain matters, including the election of the Company's Directors, and such litigation is being settled contemporaneously with the execution of this Standstill Agreement; and

                  WHEREAS, the parties have determined that a settlement of their differences and an agreement on voting going forward is in the best interests of the Company.

                  NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Each of Messrs. Awan, Phalon, Bregman, Martindale agrees that from the date hereof until after September 30, 2000, he will not, nor will he permit any of his assigns, affiliates or associates (such terms as used throughout this Standstill Agreement having the same meaning as ascribed to them under the Exchange Act and the Securities Act, including rules and regulations promulgated thereunder), from and after the date that such person becomes an assign, affiliate or associate unless in any such case specifically approved by the Board of Directors of the Company to:

         (a) participate in the formation or encourage the formation of, or join, or in any way participate with, any "person" (as such term is used in Section 13(d)(3) of the Exchange Act and
                  Section 2(2) of the Securities Act of 1933 (the "Securities Act"), such term to have such meaning throughout this agreement) that owns or seeks to acquire record or beneficial ownership of Company Common Stock or any securities convertible into, exchangeable for or exercisable for the Company's

                  Common Stock (all such securities and the Company Common Stock, collectively, "Company Voting Securities");


         (b) solicit, or participate in any "solicitation" of "proxies" or become a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A under the Exchange Act, these terms to have such meanings throughout this agreement) with respect to the Company;

         (c) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Company or induce any other person to initiate any such stockholder proposal;

         (d) seek to place any person not nominated by the Board of Directors on the Board of Directors of the Company or seek to have called any meeting of the stockholders of the Company;

         (e) deposit any Company Voting Securities in a voting trust or subject them to a voting agreement or other agreement or arrangement or arrangement with respect to the voting of such Company Voting Securities;

         (f) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors, policies or affairs of the Company or solicit, propose, seek to effect or negotiate with any person with respect to any form of transaction or investment, business combination or other extraordinary transaction with the Company or any of its subsidiaries or any restructuring, recapitalization, similar transaction or other transaction not in the ordinary course of business with respect to the Company or any of its subsidiaries, or solicit, make or propose or negotiate with any other person with respect to, or announce an intent to make, any tender offer or exchange offer for any securities of the Company or any of its subsidiaries unless requested to do so by the Board of Directors of the Company, or publicly disclose an intent, purpose, plan or proposal with respect to the Company, any of its subsidiaries or any securities or assets of the Company or any of its subsidiaries, that would violate the provisions of this agreement, or assist, participate in, facilitate or solicit any effort or attempt by any person to do so or seek to do any of the foregoing;

         (g) solicit any of the current officers or employees of the Company or have any discussions with any employee regarding cessation of employment with the Company, so long as they are employed by the Company; or

         (h) make any public request to waive any provision of this Agreement or to permit the taking of any action specified herein;

         (i) provided, however, that nothing in this Agreement shall be deemed to prevent Dr. Awan or Mr. Brown from taking such actions as are within the scope of their roles as members of the TCC Board of Directors as long as such actions are consistent with any vote or direction of the TCC Board of Directors.

2. Each of Messrs. Awan, Phalon, Bregman, Martindale further agrees that, from the date hereof until after September 30, 2000, he will vote all Company Voting Securities owned or controlled, directly or indirectly, by him (of record, beneficially or otherwise), whether currently or hereafter owned, acquired or controlled, for and in favor of (i) all Board nominees, and (ii) all proposals (or Company opposition to proposals), each as approved in advance by the Company's Board of Directors, as the same are presented to stockholders from time to time, whether or not at a meeting of stockholders. Nothing herein shall apply to or for Company Voting Securities held by Martindale in or through non-affiliate, third party investment or brokerage accounts controlled or managed by Martindale as to which he does not have discretionary or appointive voting authority, provided that Martindale shall not seek to influence the beneficial owners of such Company Voting Securities to vote against any Board nominees or Board-supported proposals (or Company opposition to proposals).

3. Each of Messrs. Awan, Phalon, Bregman, Martindale agrees that any action or omission by any assign, affiliate, associate or representative of his which, if committed by him, would constitute a breach hereof by him shall also constitute a breach hereof by him for which he and such assign, affiliate, associate or representative, as the case may be, shall be jointly and severally responsible.

4. Each of Messrs. Awan, Phalon, Bregman, Martindale acknowledges that the Company and its affiliates will suffer immediate and irreparable harm in the event of any breach of any of his obligations hereunder, including but not limited to any breach by any assign, affiliate, associate or representative of his attributable to him as provided herein, that monetary damages alone will not be adequate in such an event and, accordingly, that the Company will be entitled in such an event to appropriate equitable relief, including but not limited to an injunction and an order of specific performance, in addition to all other remedies available to the Company at law or in equity. Each of Awan, Phalon, Bregman, Martindale hereby consents to the exclusive jurisdiction of the state and federal courts located in Massachusetts, with regard to any dispute relating to this agreement and he acknowledges that venue in any such court will be proper and not inconvenient in the case of any such dispute. The provisions of this agreement shall inure to the benefit of the Company.

5. No failure or delay by the Company or any affiliate of the Company in exercising any of the Company's or such affiliate's right or remedies hereunder shall operate as a waiver thereof, nor shall any waiver in any instance constitute a waiver in any other instance. The provisions hereof are severable and, in the event any provision hereof is determined in any circumstances to be unlawful or unenforceable, such determination shall not affect any other provision hereof or this agreement as a whole or the application of such provision in any other circumstances.

6. The provisions hereof shall be governed by and construed in accordance with the laws of Massachusetts without regard to principles of conflicts of laws that would be otherwise applicable.

7. Each of Messrs. Awan, Phalon, Bregman, Martindale agrees that (i) the provisions of this agreement shall irrevocably bind his heirs, successors, or assigns, and (ii) he (or they) will execute such additional documents, certificates, agreements, including but not limited to voting trusts or trust agreements, as the Company deems reasonably necessary to effect further the actions or intent of the parties as set forth above.

8. Each of the parties hereto has had the full and free opportunity to consult with legal counsel concerning this Agreement including its legal effect and interpretation. Each party represents and acknowledges that it or its duly authorized representative has read this Agreement and is acting freely, voluntarily, and without coercion.

9. This Agreement may be executed in counterparts, each of which shall be deemed to be equally authentic and which collectively shall constitute this Agreement. This Agreement, together with its attachments, represent the entire agreement between the parties and may not be amended except in writing and signed by all parties hereto.

10. This Agreement shall be deemed to be a sealed instrument for all purposes and the execution by the parties hereto shall be deemed to be the application of their seal for such purpose.


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

         The parties hereto have confirmed their agreement to the terms set forth above by signing below.


TECHHNICAL COMMUNICATIONS CORPORATION

                                            By:
                                               ----------------------

                                            Title:



                                            -------------------------
                                            M. Mahmud Awan


                                            -------------------------
                                            Philip A. Phalon


                                            -------------------------
                                            Robert B. Bregman


                                            -------------------------
                                            William C. Martindale





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